EXHIBIT 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 22, 2013 in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-190028) and related joint consent solicitation/prospectus of Mid-America Apartments, L.P. for the registration of its Class A Units of limited partnership interest and Mid-America Apartment Communities, Inc. for the registration of its common stock and to the incorporation by reference therein of our reports dated February 22, 2013, with respect to the consolidated financial statements and schedule of Mid-America Apartment Communities, Inc., and the effectiveness of internal control over financial reporting of Mid-America Apartment Communities, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Memphis, Tennessee

August 22, 2013